UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [February] 2006

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (    ✓    )        No        Form 40-F  (            )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (            )        No  (    ✓     )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated January 31, 2006. Attached is English language version of the notice.

The following table sets forth the summary of product and service transaction with CyberBank Corporation.

	1.The other party to the contract	CyberBank Corporation

	- Relationship with company	Affiliated Company

2.Details of Transaction	Transaction Date	January 31, 2006
	Transaction Period	From January 31, 2006 to July 31, 2006
	Object of Transaction	Smart Phone
	Type of Transaction	Purchase
	Transaction Amount (KRW)	3,422,160,000
	Sales in the latest fiscal year (KRW)	59,654,075,836
	Ratio to Sales in the latest fiscal year (%)	5.74

	3.Decision Date (Date of Board Resolution)	January 31, 2006

	- Attendance of Outside Directors	Present (No) 3 Absent (No) -

	- Attendance of Auditors	Present

	4.Applicability of Fair Trade Act	No

	5.Others	- Type of transaction of item 2 is trading with CyberBank Corporation by means of Original Equipment Manufacturing.

	Date of Relevant Disclosure	-

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2006

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and
Acting CFO

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